Teekay Corporation

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton, HM 08

Bermuda

tel: +1 441 298 2530

fax: +1 441 292 3931

www.teekay.com

Mailing Address:

Suite No. 1778

48 Par-la-Ville Road

Hamilton, HM 11

Bermuda

April 10, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on April 25, 2012
Form 6-K Filed on February 26, 2013
File No. 001-12874

Dear Mr. Shenk:

We received your letter dated March 29, 2013, setting forth staff comments on the Teekay Corporation (the “Company”) Form 6-K filed on February 26, 2013. Your letter asks the Company to respond within ten business days by providing the requested information. This letter is to confirm that, per the telephone conversation between our legal counsel and SEC staff member Doug Jones on April 9, 2013, the Company has been granted an extension until April 19, 2013 to respond to the staff comments.

If you have any questions, please feel free to contact us.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)